SembCorp Industries

Rule 12g3-2(b) File No. 825109

21 September 2004

04045225

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

dlw 10/1

Enc

C:jesstan/MasnetAnn/SECltr

MASNET No. 53 OF 21.09.2004
Announcement No. 53

SEMBCORP INDUSTRIES LTD

Injection of capital into SembCorp Utilities Investment Management (Shanghai) Limited

SembCorp Industries (SCI), through its wholly-owned subsidiary SembCorp Utilities Pte Ltd (SCU), incorporated a new wholly-owned subsidiary, SembCorp Utilities Investment Management (Shanghai) Limited in the People's Republic of China (PRC). This new Wholly Owned Foreign Enterprise licensed company also received China Regional Headquaters status from the Ministry of Commerce of the PRC.

SembCorp Utilities Investment Management (Shanghai) Limited's activities will include providing to other SCU's enterprises with the relevant technical, development and management support; as well as consultancy services in financial, human resource, operations and investment management.

The registered capital of SembCorp Utilities Investment Management (Shanghai) Limited is US$ 2 Million and the first capital injection of US$300,000 had been completed. Following which, the rest of the registered capital will be injected over the next 24 months.

The investment is funded internally and does not have a material impact on SembCorp Industries' earnings per share and net tangible assets per share for the current financial year ending December 31, 2004.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 21/09/2004 to the SGX